SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 11-K





(Mark One)

(x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

          For the fiscal year ended DECEMBER 31, 1998


                                       OR


( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

          For the transition period from ____________ to __________

          Commission file number ____________________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    HANDY & HARMAN
                     SAVINGS PLAN
                    555 THEODORE FREMD AVENUE
                    RYE, NY  10580


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                    WHX CORPORATION
                    110 EAST 59TH ST.
                    NEW YORK, NY  10022

                                   SIGNATURES

                  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             Handy & Harman Savings Plan


Date: June 30, 1999           /s/ PAUL E. DIXON
                             ---------------------------------------------
                             Name: Paul E. Dixon
                             Title: Senior Vice President, General Counsel and
                                       Secretary
                             Handy & Harman Savings Plan Administrative
                                       Committee

HANDY & HARMAN
SAVINGS PLAN

Financial Statements and
Supplemental Schedule
December 31, 1998
(with Independent Accountants' Report thereon)

HANDY & HARMAN
SAVINGS PLAN

Financial Statements and Supplemental Schedules
December 31, 1998
Index
--------------------------------------------------------------------------------


                                                                         PAGE(S)

Independent Accountants' Report                                             1

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 1998      2

Statement of Changes in Net Assets Available for Benefits with Fund
    Information for the year ended December 31, 1998                        3

Notes to Financial Statements                                              4-8

Supplemental Schedules:

  Schedule I - Item 27a - Schedule of Assets Held for Investment
    Purposes as of December 31, 1998                                        9

  Schedule II - Item 27d - Schedule of Reportable Transactions for
    the year ended December 31, 1998                                       10

                         INDEPENDENT ACCOUNTANTS' REPORT


To the Administrative Committee and Participants of the Handy & Harman Savings Plan


In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Handy & Harman Savings Plan (the "Plan") at December 31, 1998 and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present changes in net assets available for benefits of each fund. These supplemental schedules and fund information are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
June 29, 1999

HANDY & HARMAN
SAVINGS PLAN

Statement of Net Assets Available for Benefits
As of December 31, 1998                                                        2
--------------------------------------------------------------------------------

ASSETS:
 INVESTMENTS AT FAIR VALUE:
 WHX Stock Fund                                 $   131,764
 Handy & Harman Stock Fund                             --
 T. Rowe Price:
  Stable Value Fund                               2,206,753
  International Stock Fund                          891,038
  Prime Reserve Fund                              4,039,822
  Capital Appreciation Fund                       4,565,563
  Spectrum Growth Fund                            7,061,591
  Spectrum Income Fund                            2,910,087
  Small Cap Value Fund                            1,416,818
  Fixed Interest Certificate #2                        --
                                                -----------
     Total investments                           23,223,436
                                                -----------

RECEIVABLES:
 Employer matching contributions                     46,710
 Participant contributions                          215,254
 Loans to participants                            1,111,669
 Other                                               43,141
                                                -----------
 Total receivables                                1,416,774
                                                -----------

NET ASSETS AVAILABLE FOR BENEFITS               $24,640,210
                                                ===========

                See accompanying notes to financial statements.

HANDY & HARMAN
SAVINGS PLAN

Statement of Changes in Net Assets Available For Benefits with Fund Information
Year ended December 31, 1998                                                   3
--------------------------------------------------------------------------------

                                             HANDY &          WHX           STABLE    INTERNATIONAL      PRIME          CAPITAL
                                          HARMAN STOCK       STOCK          VALUE      STOCK FUND      RESERVE       APPRECIATION
                                              FUND           FUND           FUND                         FUND            FUND
 ADDITIONS TO ASSETS ATTRIBUTED TO:
Participant contributions                $       --     $       --     $    239,279   $    148,008   $     58,943   $    628,507
Employer contributions                         94,393        171,725         25,828         11,859         61,769         50,645
Interest and dividend income                   11,158          3,879        116,202         12,753        160,559        147,269
Realized and unrealized gain (loss)           114,010         (9,317)                       82,002           --           99,702
 on investments
Loan repayments                                  --           20,665         66,002         19,197          2,953         87,703
                                         ------------   ------------   ------------   ------------   ------------   ------------

TOTAL ADDITIONS                               219,561        186,952        447,311        273,819        284,224      1,013,826
                                         ------------   ------------   ------------   ------------   ------------   ------------

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:

Distributions to participants                (169,831)          (764)      (126,072)       (74,585)      (440,157)      (670,273)
Administrative fees                              (146)                         (799)           (10)        (3,002)          (547)
Loans to participants                            --             --         (131,939)       (23,238)      (140,184)      (191,735)
                                         ------------   ------------   ------------   ------------   ------------   ------------

TOTAL DEDUCTIONS                             (169,977)          (764)      (258,810)       (97,833)      (583,343)      (862,555)
                                         ------------   ------------   ------------   ------------   ------------   ------------

INTERFUND TRANSFERS, NET                   (6,804,265)          --          490,672        183,562      4,067,097        292,682

NET INCREASE (DECREASE)                    (6,754,681)       186,188        679,173        359,548      3,767,978        443,953

NET ASSETS AVAILABLE, BEGINNING OF YEAR     6,754,681           --        1,561,402        545,724        271,844      4,185,763
                                         ------------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE, END OF YEAR        $       --     $    186,188   $  2,240,575   $    905,272   $  4,039,822   $  4,629,716
                                         ============   ============   ============   ============   ============   ============



                                             SPECTRUM       SPECTRUM       SMALL CAP         FIXED           LOAN         TOTAL
                                              GROWTH         INCOME       VALUE FUND       INTEREST          FUND
                                              FUND            FUND                      CERTIFICATE #2
 ADDITIONS TO ASSETS ATTRIBUTED TO:
Participant contributions                 $    820,058   $    377,623   $    287,003   $       --     $       --     $  2,559,421
Employer contributions                          67,225         34,484         21,923           --             --          539,851
Interest and dividend income                    70,567        222,287         17,366            257           --          762,297
Realized and unrealized gain (loss)            659,513        (38,691)      (259,280)          --                         647,939
 on investments
Loan repayments                                100,240         68,365         22,237           --         (387,362)          --
                                          ------------   ------------   ------------   ------------   ------------   ------------

TOTAL ADDITIONS                              1,717,603        664,068         89,249            257       (387,362)     4,509,508
                                          ------------   ------------   ------------   ------------   ------------   ------------

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:

Distributions to participants                 (628,260)      (272,528)      (138,303)       (26,244)          --       (2,547,017)
Administrative fees                               (135)          (610)          (407)          --             --           (5,656)
Loans to participants                         (211,442)      (160,430)       (40,637)          --          899,605           --
                                          ------------   ------------   ------------   ------------   ------------   ------------

TOTAL DEDUCTIONS                              (839,837)      (433,568)      (179,347)       (26,244)       899,605     (2,552,673)
                                          ------------   ------------   ------------   ------------   ------------   ------------

INTERFUND TRANSFERS, NET                     1,091,762        180,797        502,465         (4,772)          --             --

NET INCREASE (DECREASE)                      1,969,528        411,297        412,367        (30,759)       512,243      1,956,835

NET ASSETS AVAILABLE, BEGINNING OF YEAR      5,164,476      2,538,108      1,031,192         30,759        599,426     22,683,375
                                          ------------   ------------   ------------   ------------   ------------   ------------

NET ASSETS AVAILABLE, END OF YEAR         $  7,134,004   $  2,949,405   $  1,443,559   $       --     $  1,111,669   $ 24,640,210
                                          ============   ============   ============   ============   ============   ============


                 See accompanying notes to financial statements.

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                  4
--------------------------------------------------------------------------------

1.       DESCRIPTION OF PLAN

         The following brief description of the Handy & Harman Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

         The Plan is a defined contribution plan subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's assets are held in trust by T. Rowe Price Trust Company. The general operation and administration of the Plan are carried out by the Administrative Committee for the Plan (the "Committee").

         Any employee of Handy & Harman and participating subsidiaries (the "Company") who is not subject to a collective bargaining agreement of the Company is eligible to become a member of the Plan after three months of service.

         On March 1, 1998, the Company entered into an Agreement and Plan of Merger with WHX Corporation which was completed on April 13, 1998.

         CONTRIBUTIONS
         For each plan year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan, not to exceed an annual maximum as determined by Internal Revenue Service Rules and
         Regulations. Participants may also rollover contributions from other qualified defined benefit or contribution plans. The Company contributes an amount equal to 50 percent of the first 3 percent of base compensation that a participant contributes to the Plan.

         From January 1, 1998 through March 1, 1998, the merger date, all employer contributions were invested in Handy & Harman common stock. On March 1, 1998, the employer matching contributions were made in cash instead of Handy & Harman stock. This cash was invested in the T. Rowe Price funds with the same allocation as the participants' contribution election. In addition, all shares of Handy & Harman stock previously owned by the Plan were tendered for cash. Beginning in September of 1998, all employer matching contributions were made to the WHX Stock Fund.

         Participant contributions may be further limited as the result of nondiscrimination test criteria as defined by the Internal Revenue Code of 1986, as amended.

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                  5
--------------------------------------------------------------------------------


         The unit value of participant's accounts in a particular investment fund is computed by dividing that particular investment fund's net value by the total number of participant units in that investment fund. The following is a summary of the number of participation units held in each fund, the fair value per unit and the total fair value as of December 31, 1998:


                                 NUMBER OF        FAIR VALUE PER   TOTAL PLAN
                               UNITS / SHARES      UNIT / SHARE    FAIR VALUE

WHX Corporate Stock Fund           13,094.52          $10.06        $ 131,764
T. Rowe Price:
 Stable Value Fund              2,206,752.57            1.00        2,206,753
 International Stock Fund          59,442.16           14.99          891,038
 Prime Reserve Fund             4,039,821.81            1.00        4,039,822
 Capital Appreciation Fund        345,352.71           13.22        4,565,563
 Spectrum Growth Fund             429,276.02           16.45        7,061,591
 Spectrum Income Fund             253,051.00           11.50        2,910,087
 Small Cap Value Fund              74,687.31           18.97        1,416,818
                                                                 ------------
                                                                 $ 23,223,436
                                                                 ============


         VESTING
         Employees are immediately vested in the entire value of their accounts, including employer contributions plus actual earnings thereon.

         INVESTMENT OPTIONS
         Each participant in the Plan elects to have his or her contributions invested in any one or a combination of investment funds. These funds are described as follows:

            T. ROWE PRICE STABLE VALUE FUND - Managed portfolio that invests primarily in U.S. Treasury Bills.

            T. ROWE PRICE INTERNATIONAL STOCK FUND - Diversified portfolio of non-U.S. equities.

            T. ROWE PRICE PRIME RESERVE FUND - Actively managed portfolio with investments in money market funds.

            T. ROWE PRICE CAPITAL APPRECIATION FUND - Actively managed portfolio of common stocks.

            T. ROWE PRICE SPECTRUM GROWTH FUND - Diversified  portfolio of other
            T. Rowe Price funds which focuses on growth of capital.

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                  6
--------------------------------------------------------------------------------

            T. ROWE PRICE SPECTRUM INCOME FUND - Diversified  portfolio of other
            T. Rowe Price funds which focus on a high level of income.

            T. ROWE PRICE SMALL CAP VALUE FUND - Small capitalization companies that are growing rapidly, reasonably priced with a focus on high returns.

         Fixed Interest Certificate #2 represents a guaranteed investment contract that was transferred from another plan on behalf of employees at a subsidiary which was acquired during 1996. The investment in this account was frozen and remained covered until the December 31, 1998 maturity date.

         BENEFIT PAYMENTS
         Participants can receive the full current value of their account upon termination, including death or permanent and total disability. Provision has been made to permit early withdrawal of the balance in an account in the event of hardship, as defined by the Plan.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF ACCOUNTING
         The Plan's financial statements have been prepared on the accrual basis of accounting.

         INVESTMENT VALUATION AND INCOME RECOGNITION
         The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at year end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost, which approximates fair value.

         The Fixed Interest Certificate #2 represents a guaranteed investment contract and is valued at contract value, which approximates fair value. The average yield for the Fixed Interest Certificate #2 for the period ending December 31, 1998 was 4.25%.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         PARTICIPANT LOANS
         Participants may borrow from their fund accounts a minimum of $500 up to a maximum of 50 percent of their account balance, not to exceed $50,000. Loan terms typically range from 1-5 years and are secured by the balance in the participant's account. The interest rate on the loan is prime plus 1% at the date of the loan application and through payroll deductions, the principal and interest is repaid directly to the participant's account.

         PAYMENT OF BENEFITS
         Benefits are recorded when paid.

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                  7
--------------------------------------------------------------------------------

         ADMINISTRATIVE EXPENSES
         With the exception of trustee and investment counsel fees paid by the Plan, all other administrative expenses are borne by the Company.

         USE OF ESTIMATES
         In accordance with generally accepted accounting principles, the Plan has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

         RISKS AND UNCERTAINTIES
         The Plan provides for various investment options in any combination of stocks, bonds, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is as least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in nets assets available for plan benefits.

         PRESENTATION
         The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

3.       TAX STATUS

         The Internal Revenue Service has determined and informed the Company by letter dated February 22, 1996, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

4.       PLAN TERMINATION

         Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.

         In the event of termination, the trustee is not required to make any distributions from the trust until such time as the IRS shall have determined in writing that such termination will not adversely affect the tax qualification of the Plan.

HANDY & HARMAN
SAVINGS PLAN

Notes to Financial Statements                                                  8
--------------------------------------------------------------------------------


5.       RELATED PARTY TRANSACTIONS

         At December 31, 1998, $23,091,672 was invested in funds managed by T. Rowe Price, the Plan trustee. At December 31, 1998, $131,764 was invested in WHX Corporation stock.

HANDY & HARMAN
SAVINGS PLAN

Item 27a - Schedule of Assets Held for Investment Purposes            Schedule I
--------------------------------------------------------------------------------

IDENTITY OF ISSUE, BORROWER,   DESCRIPTION OF INVESTMENT         COST              CURRENT
  LESSOR OR SIMILAR PARTY                                                           VALUE

 *WHX Stock                    WHX Stock Fund                  $ 141,082          $ 131,764
 *T. Rowe Price                Stable Value Fund               2,206,753          2,206,753
 *T. Rowe Price                International Stock Fund          831,597            891,038
 *T. Rowe Price                Prime Reserve Fund              4,039,822          4,039,822
 *T. Rowe Price                Capital Appreciation Fund       4,852,272          4,565,563
 *T. Rowe Price                Spectrum Growth Fund            6,414,588          7,061,591
 *T. Rowe Price                Spectrum Income Fund            2,885,618          2,910,087
 *T. Rowe Price                Small Cap Value Fund            1,620,316          1,416,818
 *Loans to participants        Participant loans               1,111,669          1,111,669
                                                               ----------         ---------
                                                            $ 24,103,717       $ 24,335,105
                                                            =============      ============


*Denotes party-in-interest

HANDY & HARMAN
SAVINGS PLAN

Item 27d - Schedule of Reportable Transactions                       Schedule II
--------------------------------------------------------------------------------

                                                                                                                        REALIZED
  PARTY INVOLVED    IDENTITY OF ISSUE           NUMBER OF     COST OF      NUMBER      PROCEEDS         COST OF          GAIN ON
                                                PURCHASES    PURCHASES    OF SALES     FROM SALES        SALES            SALES


 Handy & Harman    Handy & Harman Stock            3         $ 136,492         25     $ 6,963,083     $ 3,129,789      $ 3,833,294

 T. Rowe Price     Stable Value Fund              60         1,014,956         81         346,051         346,051                -
                   Prime Reserve Fund             26         7,242,179        125       3,470,793       3,470,793                -
                   Small Cap Value Fund           65         1,115,187         53         361,451         355,143            6,308
                   Capital Appreciation Fund      66         1,946,783        105       1,061,952         983,999           77,953
                   Spectrum Income Fund           64           935,090         90         488,377         472,183           16,194
                   Spectrum Growth Fund           79         2,850,324        109         992,409         871,857          120,552


                       CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No.333-64217) WHX Corporation 1997 Directors Stock Option Plan, 1991 Incentive and Nonqualified Stock Option Plan of Wheeling-Pittsburgh Corporation, Handy & Harman 401(k) Retirement Plan of our report dated June 29, 1999, relating to the financial statements, which appear in this Form 11-K.


/s/ PricewaterhouseCoopers LLP


300 Atlantic Street
Stamford, CT  06901
June 29, 1999